Exhibit 99.4

Condensed Separate Interim Financial Information
At September 30, 2011
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Interim Financial Statements as of September 30, 2011 (unaudited

Somekh Chaikin 8 Hartom Street, P.O. Box 212 Jerusalem, 91001	Tel: 02 531 2000 Fax: 02 531 2044 website: www.kpmg.co.il

To:
The shareholders of “Bezeq” The Israel Telecommunication Corp. Limited

Special review report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” The Israel Telecommunication Corp. Limited (hereinafter – “the Company”), as of September 30, 2011 and for the nine and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of investee companies the investment in which amounted to NIS 218 million as of September 30, 2011, and the Group’s share in their losses amounted to NIS 1.8 and NIS 2.2 million for the nine and three month periods then ended, respectively. The financial statements of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Company of which the exposure cannot yet be assessed or calculated, as described in Note 4.

Sincerely,

/s/Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

November 9, 2011

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

Condensed Interim Statements of Financial Position at

	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,320	1,104	198
Investments, including derivatives	2,229	188	178
Trade receivables	758	825	771
Other receivables	119	93	329
Inventories	14	8	15
Loans to a subsidiary (Note 5)	283	-	-
Assets held for sale	12	30	29
Total current assets	4,735	2,248	1,520

Investments, including derivatives	80	99	96
Trade and other receivables	215	202	206
Property, plant and equipment	4,285	3,936	4,006
Intangible assets	329	242	276
Investment in investees	7,443	6,885	6,939
Deferred tax assets	211	326	248
Total non-current assets	12,563	11,690	11,771
Total assets	17,298	13,938	13,291

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

	September 30, 2011	September 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities
Debentures, loans and credit	770	946	941
Trade payables	154	319	306
Other payables, including derivatives	661	512	569
Loans from subsidiaries	-	91	203
Current tax liabilities	383	257	229
Deferred income	23	17	17
Provisions (Note 4)	200	269	230
Employee benefits	430	316	233
Dividend payable	1,974	1,280	-
Total current liabilities	4,595	4,007	2,728

Debentures	5,043	2,363	2,373
Bank loans	3,996	2,600	2,600
Employee benefits	224	251	259
Deferred and other income	6	3	4
Dividend payable	1,386	-	-
Total non-current liabilities	10,655	5,217	5,236

Total liabilities	15,250	9,224	7,964

Equity
Share capital	3,821	6,206	6,213
Share premium	53	356	378
Reserves	577	530	526
Deficit	(2,403)	(2,378)	(1,790)
Total equity	2,048	4,714	5,327
Total equity and liabilities	17,298	13,938	13,291

/s/Shaul Elovitch	/s/Avraham Gabbay	/s/Alan Gelman
Shaul Elovitch Chairman of the Board	Avraham Gabbay CEO	Alan Gelman CFO and Deputy CEO

Date of approval of the financial statements: November 9, 2011

The accompanying notes are an integral part of the financial statements.

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

Condensed Interim Statements of Income

					For the year
	Nine months		Three months		ended
	ended September 30		ended September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenues (Note 2)	3,534	3,934	1,186	1,323	5,263

Costs and expenses
Depreciation and amortization	513	512	180	171	690
Salaries	859	783	284	256	1,079
Operating and general expenses (Note 3)	806	1,187	282	399	1,609
Other operating expenses (income), net	82	(97)	(106)	(59)	(158)
	2,260	2,385	640	767	3,220

Operating profit	1,274	1,549	546	556	2,043
Net financing expenses (income)
Financing expenses	381	190	166	84	282
Finance revenues	(194)	(132)	(78)	(54)	(192)
Finance expenses, net	187	58	88	30	90

Profit after financing expenses, net	1,087	1,491	458	526	1,953
Share in earnings of investees, net	778	782	239	211	1,017
Profit before income tax	1,865	2,273	697	737	2,970
Income tax	323	405	147	149	527
Profit for the period	1,542	1,868	550	588	2,443

The accompanying notes are an integral part of the financial statements.

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

Condensed Interim Statement of Comprehensive Income

	Nine months		Three months		For the year
	ended September 30		ended September 30		ended
	2011	2010	2011	2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Profit for the period	1,542	1,868	550	588	2,443
Other comprehensive income (loss) for the period, net of tax	2	3	3	3	8
Other comprehensive income (loss) for the period, net of tax, due to investees	-	-	-	-	5
Other comprehensive income for the period, net of tax	2	3	3	3	13

Total comprehensive income for the period	1,544	1,871	553	591	2,456

The attached notes are an integral part of the condensed consolidated interim financial statements.

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

Condensed Interim Statement of Cash Flows

					For the year
	Nine months		Three months		ended
	ended September 30		ended September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flows from operating activities
Profit for the period	1,542	1,868	550	588	2,443
Adjustments:
Depreciation	456	457	160	153	618
Amortization of intangible assets	57	55	20	18	72
Share in income of investees accounted by the equity value method	(778)	(782)	(239)	(211)	(1,017)
Finance expenses, net	189	40	95	28	69
Net capital gain	(167)	(115)	(80)	(86)	(171)
Share-based payment transactions	125	8	42	2	26
Income tax benefit expenses	323	405	147	149	527

Change in inventory	-	1	(7)	1	(6)
Change in trade and other receivables	22	(52)	7	(17)	29
Change in trade and other payables	(168)	44	6	119	55
Change in provisions	(30)	(10)	(33)	(1)	(45)
Change in employee benefits	161	(149)	(15)	(94)	(213)
Expenses and income for derivatives, net	(20)	-	(20)	-	11

Net cash flows from activities (used for operations) for transactions with investees		11		17	2
Income tax paid, net	(156)	(181)	8	18	(260)
Net cash flows from operating activities	1,556	1,600	641	684	2,140
Cash flows from investing activities
Investment in intangible assets	(110)	(105)	(41)	(40)	(156)
Proceeds from sale of property, plant and equipment	303	89	68	48	132
Change in current investments, net	(1,998)	-	(1,998)	-	-
Purchase of property, plant and equipment	(796)	(625)	(227)	(205)	(876)
Proceeds from sale of investments and non-current loans	4	2	1	(2)	2
Payment for derivatives	(8)	-	3	-	(2)
Acquisition of a subsidiary from an investee	-	(196)	-	(196)	(196)
Interest and dividend received	18	7	8	1	8
Net cash generated from investment activities for transactions with investees	435	1,076	(15)	442	1,097
Net cash used for investing activities	(2,152)	248	(2,201)	48	9

The accompanying notes are an integral part of the financial statements.

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

Condensed Interim Statements of Cash Flows (cont.)

					For the year
	Nine months		Three months		ended
	ended September 30		ended September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow for financing activities
Bank loans received	2,200	2,600	600	700	2,600
Issuance of debentures	3,092	-	2,692	-	-
Repayment of bank loans	(600)	(400)	(600)	-	(400)
Short-term borrowing, net	-	-	-	(226)	-
Repayment of debentures	(691)	(558)	-	-	(567)
Dividend paid	(1,663)	(2,453)	-	-	(3,733)
Interest paid	(203)	(153)	(26)	-	(196)
Proceeds from disposal of warrants and others	16	21	6	3	36
Net cash flows from Activities (used for operations) for transactions with investees	(433)	(161)	-	(111)	(51)
Net cash from (used for) financing activities	1,718	(1,104)	2,672	366	(2,311)

Net increase (decrease) in cash and cash equivalents	1,122	744	1,112	1,098	(162)
Cash and cash equivalents at the beginning of the period	198	360	208	6	360
Cash and cash equivalents at the end of the period	1,320	1,104	1,320	1,104	198

The accompanying notes are an integral part of the financial statements.

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

Notes to Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1.	Definitions

The Company - Bezeq The Israel Telecommunication Corporation Ltd.

Subsidiary, the Group, investee, interested party - as these terms are defined in the Company's consolidated financial statements for 2010

1.2.	Manner of preparing financial information

The separate interim financial statements are presented in accordance with Article 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 and do not include all the information required under Regulation 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 with respect to the separate financial information of the corporation. They should be read in conjunction with the separate financial statements for the year ended December 31, 2010 and in conjunction with the condensed interim consolidated financial statements as of September 30, 2011 ("the Consolidated Financial Statements").

The accounting policy for this separate condensed interim financial information is based on the accounting policy specified in the separate financial information as of December 31, 2010 and for the year then ended.

2.	Revenue

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Land-line telephony	1,836	2,368	612	788	3,160
Internet - infrastructure	810	720	276	249	977
Transmission and data communication	700	663	239	219	882
Other services	188	183	59	67	244
	3,534	3,934	1,186	1,323	5,263

Condensed Interim Financial Statements as of September 30, 2011 (unaudited)

3.	General and operating expenses

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cellular telephone expenses	193	599	65	198	801
General expenses	190	181	72	65	250
Materials and spare parts	62	55	23	16	88
Building maintenance	185	183	63	64	240
Services and maintenance by sub-contractors	55	57	17	18	76
Motor vehicle maintenance expenses	63	72	22	24	101
Royalties to the Government of Israel	42	24	14	8	31
Collection commissions and sundries	16	16	6	6	22
	806	1,187	282	399	1,609

4.	Contingent liabilities

During the normal course of business, various lawsuits were filed against the Company and it faces various pending proceedings (in this section: "Litigations").

The Company's financial statements include provisions for litigations in the amount of NIS 200 million. The amounts of additional exposure beyond these provisions for litigations amount to NIS 2.5 billion (of which NIS 877 million relate to proceedings which at this stage cannot be estimated).  In addition, there are other proceedings for which the Company is exposed beyond the foregoing amounts due to the fact that no exact amount has been claimed.

It is noted that subsequent to the reporting date, a former employee of the Company filed a class action against the Company amounting to NIS 150 million. There are a number of legal proceedings against the Company for similar matters and the exposure for this claim is included in the exposure for legal claims as at September 30, 2011 as set out above.  In addition, subsequent to the reporting date, a class action amounting to NIS 200 million was filed against the Company.

For further information concerning contingent liabilities see Note 5 to the consolidated financial statements.

5.	Material agreements and transactions with investees during the reporting period and thereafter

5.1
With respect to a loan granted by the Company to Bezeq On-line Ltd. (as described in the separate financial information as of December 31, 2010 and for the year then ended), after repayment of NIS 5 million during the period, the balance of the loan principle has been paid up.

5.2
On September 1, 2011, the Company provided a loan of NIS 17 million to Bezeq Online. The loan is linked to the CPI, bears annual interest at a rate of 4% and is repayable in three equal annual payments as from September 1, 2012.

5.3
During May 2011, Pelephone Communications Ltd. ("Pelephone") paid the Company a dividend it announced in May 2011, in the amount of NIS 280 million. The entire foregoing amount was paid by offsetting a loan that the Company granted to Pelephone, so that no cash was transferred between the companies. The loan is linked to the CPI, bears interest of 4%, and is payable on May 17, 2012.